

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2012

Via E-mail
Kevin Gildea
Chief Legal Officer and Executive Vice President
Franklin Credit Management Corporation
101 Hudson Street
Jersey City, NJ 07302

> **Re: Franklin Credit Management Corporation**
> **Form 10**
> **Filed August 13, 2012**
> **File No. 000-54781**

Dear Mr. Gildea:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

  In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

<u>Exhibit 99.4</u>

<u>General</u>

2. Please revise to update the financial statements. Refer to Rule 8-08 of Regulation S-X.

3. Please revise to include pro forma financial statements reflecting the effects of the reorganization on FCMC's financial statements, including the issuance of shares, the cash payment made, the accrual of the future payment to be made and the effects on earnings per share. Discuss whether the future payment will be made ratably over the five year period or in a lump sum at the end of the five year period.

<u>Summary</u>

<u>Bankruptcy Filing of Franklin Holding, page 1</u>

4. We note your disclosure that your fair market value was determined by an independent third party. Please revise to add a more detailed description of how the fair market value was determined, especially the ratio for your common stock and the cash payment to be made to Franklin Holding. Please also describe the process by which the distribution amounts were determined and include the factors that were considered in making these determinations.

<u>FCMC's Current Operations, page 6</u>

5. We note that the lending and servicing agreements with Bosco I expired on May 28, 2011. Please revise to state the percentage of your loans serviced and the related servicing revenues that are dependent on these expired agreements.

Risk Factors

If FCMC's lender fails to renew FCMC's Licensing Credit Agreement for additional terms…, page 17

6.   We note that your revolving line of credit and letter of credit facilities will expire on March 31, 2013. Please revise to explain if there is any reason why management would be concerned that the credit facilities will not be renewed.

FCMC may not be adequately protected against the risks inherent in servicing subprime residential mortgage loans…, page 19

7.   Please provide the percentage of loans that were underwritten in accordance with standards designed for subprime residential mortgages. Please also provide the percentage of loans that are under-collateralized or have become unsecured.

A number of the second-lien mortgage loans that FCMC services are subordinated to ARM…, page 20

8.   Revise to provide the percentage of loans that are subordinated to ARM or interest-only mortgages that may be subject to monthly payment increases.

FCMC may be subject to losses from the mortgage loans it acquired…, page 20

9.   Please tell us whether you have any reason to suspect that the loans acquired by your former subsidiary were issued on the basis of intentional or negligent misrepresentations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46

10.   Please revise to disclose the amount of fees earned from sister companies that were not recorded due to the uncertainty of their collectability. Revise your document to provide a discussion of this arrangement, including why management believes it is prudent for the company to provide services for which it is not compensated.

11.   Please add discussion of your trends in the "Overview" section of the June 30, 2012 MD&A. More information should be given regarding the decline in revenues under the related party contracts, the management fee terms, and the amount of fees waived.

Description of FCMC's Business

Due Diligence Services, page 55

12.   Revise to provide a more detailed description of the due diligence assignment disclosed in this section.

<u>Indemnification of Directors and Officers, page 103</u>

13.   You may not qualify this section by reference to the statutes and to your certificate of incorporation and bylaws. Revise to state that all material terms have been discussed.

<u>Financial Statements of Franklin Credit Management Company, beginning on page F-1</u>

14.   Please revise the statements of operations and elsewhere, as appropriate, to present earnings per share.

<u>Note 3. Cash and Cash Equivalents, page F-11</u>

15.   It appears the pledged cash of $7.5 million represents restricted cash. Please revise to present this amount as restricted cash on the face of the balance sheets. Alternatively, disclose why you believe such a classification is not required.

<u>Note 4. Receivables, page F-11</u>

16.   Please revise to disclose your accounting policy for establishing a valuation allowance for your accounts receivable and include a roll-forward of it, as applicable. To the extent you do not have a valuation allowance, explain why given the charge-off of receivables from sister companies.

17.   Please revise to present an aging of your accounts receivable.

18.   Please revise to provide an expanded discussion of the nature of the amounts held by a trustee.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney

cc.   Via E-mail
        Matthew Dyckman
        SNR Denton US LLP